OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

KareCall LLC

1440 Coral Ridge Drive
#342
Coral Springs, FL 33071

www.karecall.com



10000 units of Preferred Membership Unit

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000* of Preferred Membership Units ($1,070,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 of Preferred Membership Units ($10,000)

Company	KareCall LLC
Corporate Address	1440 Coral Ridge Dr. #342 Coral Springs, FL 33071
Description of Business	The Company provides a "virtual Caregiver" using Interactive Voice Response technology to assist Private Pay Home Care Agencies in providing better outcomes for their patients and new revenue sources for the Agency.
Type of Security Offered	Preferred Membership Unit
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

KareCall LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Preferred Membership Units at $1 / share, you will receive 10 Preferred Membership bonus units, meaning you'll own 110 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription

agreement. Multiple

Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

KareCall (the "Company") is a revolutionary and intelligent virtual caregiving technology that delivers high quality senior care and cost-savings for the Home Healthcare industry. Its award winning and proprietary technology uses Interactive Voice Response ("IVR") with Branching Logic to empower Home Health Care Agencies ("Agency" or "Agencies") to expand their physical reach and add high margin low labor revenue products for their patient populations. KareCall uses IVR and is as simple as to use as answering the phone. With a high-touch, yet low-tech approach for seniors, patients can receive Telehealth caregiving in several languages, to any landline or cell phone. Patients simply answer questions, and their responses are turned into data, Notifications, Alerts, & Reports. Answers are analyzed for troubling or alarming responses and KareCall can notify Home Care Agency personnel immediately to prevent health related incidents.

Sales, Supply Chain, & Customer Base

KareCall is a service bureau model addressing each Agency as the end user. The KareCall Virtual caregiver is a web-based product with each Agency presented with a personalized dashboard pre-configured with twelve (12) initial KareCall patient conversations the Agency can deploy. Agencies configure their own clients and assign schedules through their Agency KareCall portal on the web. KareCall will approach Agencies via email, postal mail and direct calling by sales representatives. KareCall has, through its relationships and associations thousands of Agency potential clients. Collateral materials in both digital and print form will be used extensively to penetrate the market. Our extensive working knowledge of the internal operations of Private Duty Home Healthcare Agencies will allow us to minimize disruption and maximize deployment by working closely with our Agency Deployment and Customer Care team. Our model is based on offering a single product which generates high profit margins for the Agency, while giving that Agency a competitive advantage in

their geographic market. It also allows them to expand into any virtual territory they envision. KareCall's marketing plan will allow it to deploy rapidly, yet below the radar of other potential upstart competitors. By direct marketing, KareCall will preserve its 'First to market' position. The sales program restricts the KareCall core team to sales and customer service, and allows the Company's internal costs to remain lean.

KareCall is a product with 70% gross margins, and our deployment model is intended to allow for a high net margin and member distributions.

A key supply-chain and strategic partner is a legacy health care company providing voice survey services, live agent, remote patient monitoring to hospitals and large health organizations. KareCall has an exclusive license to use its Interactive Voice Platform for the Private Pay (Private Duty) market. The Company believes that its performance will allow it to extend this strategic alliance and the exclusivity beyond its current three year term. The Company's Strategic Partner relies on these relationships and alliances as its core revenue source and is anxious to help us to develop our business. In addition to the state-of- the-art IVR technology provided to the Company by its Agreement, it has access on a non- exclusive basis to all of the The Company's Strategic Partner's products, including Remote Patient Monitoring (biometric) and live agent survey systems. This allows the Company to potentially offer these services to both our Private Duty Health Care market and other markets in the Home Healthcare space, thereby staying ahead of the development curve and to be first to market. As the Company addresses the business on a B2B basis, using an Agency-based sales model does not require that the Company create mass market awareness. Our competitive strategy is to be first to market and rapidly deploy before potential competition emerges.

Competition

Competition for KareCall and its products primarily could come from human   clinicians, or adapted from some portion of services from other companies in the tele- health business. The Company believes that this would be prohibitively expensive and would have a very limited market. The Company knows of no other direct competitor for what it believes is a unique service offering to private duty home care industry.

The expertise of the Company's Management Team combined with the innovative nature of its technology and marketing approach, set the Company apart from other potential competitors. However, there is the possibility that new competitors could seize upon KareCall's business model and produce competing products or services   with similar focus. Likewise, these new competitors could be better capitalized than KareCall, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of KareCall's intended market.

Liabilities and Litigation

The Company is not currently involved in any litigation or threat of litigation. The company has no debt or outstanding liabilities.

The team

Officers and directors

Jeff Chaskin	CEO/CMO, Founder
Peter Hubshman	COO/CFO

Jeff Chaskin

Mr. Chaskin is a Serial Entrepreneur, Technology developer and integrator. Mr. Chaskin has 35 years in Healthcare and Telecom markets. He has developed businesses with Sprint, GatewayUSA and was the founder Ursus Telecom, a start-up resulting in a NASDAQ IPO. Mr. Chaskin holds 3 patents in the manufacturing sector and developed and manufactured specialty batteries from 2004 until 2007 at which time the company was acquired. Past 3 years October 2017 - Present - Mr. Chaskin has been developing KareCall on a full time basis. Mr. Chaskin's primary job is CEO. January 2016 - October 2017 - Director of Operations and Marketing for BrightStar Care in Delray Beach, FL. January 2014 - December 2015, Mr. Chaskin was CEO and Managing Member at Giverny Commerce LLC, Coral Springs, FL liquidating a private rare coin collection and operating a precious metals trading business, Gold Hard Cash in Coral Springs.

Peter Hubshman

Mr. Hubshman is a business, startup, and corporate finance professional with over 25 years of operations and management experience. He was a founding team member of NY LBO fund, First Atlantic Capital where he was responsible for establishing deal flow, fund accounting, and field due diligence. He is also the former CEO of Internet Real Estate Group where he was responsible for acquisition, development and sale of Internet domains like CreditCards.com, Phone.com, and Luggage.com. From January 2007 until joining KareCall in March of 2018, Mr. Hubshman was Managing Director of Always Live Online, LLC, a management consulting practice assisting startups and growth stage businesses with financial and operational matters. Mr. Hubshman's primary job is CFO. Past 3 years his key clients have included: Mr. Hubshman currently works 25 hours per week as CFO/COO of KareCall, LLC, Coral Springs, FL. He will become full time upon successful completion of KareCall's financing. December 2017 until July 2018, Client Account Manager and Senior Accountant for Bette Hochberger, Inc., a growing CPA firm providing services to small business clients and venture funded startups in Ft. Lauderdale and Hollywood, FL (20-25 hours per week); November 2016 until December 2017, Business Manager, Controller and Acquisition Due Diligence for Yomtob Investments, a commercial real estate investment and management group in Delray Beach, FL (35 hours per week); March 2016 until November 2016, Finance & Operations Director performing manufacturing analysis, capital equipment planning, and systems integration work for Dana's Bakery a growing startup bakery products company in Hackensack NJ and New York City (25 hours per week). December 2014 until February 2016, Acting CFO and Integration Consultant to Revolution Rickshaws, a last mile people powered delivery service in New York City where he consulted on finance and systems integration and worked with Cycles Maximus, Revolution's electric vehicle manufacturer in Bath, UK. He has a

Masters in Public and Private Management from Yale University School of Management (New Haven CT), and a BA in Economics from Tufts University (Medford MA).

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Reliance on the Internet and the Technology of Others. The Company is dependent on the software platform we license. The disruption of that arrangement due to the failure of its underlying platform, or any other reason including failure to renew exclusivity for any reason could damage the Company significantly and require it to make investments in technology development. The Company intends to rely extensively on computer systems to process transactions, maintain information and manage its business. Disruptions in the availability of Company computer systems could impact its ability to service customers and adversely affect sales and results of operations. The Company is dependent on internal and third party information technology networks and systems, including the Internet and wireless communications, to process, transmit and store electronic information. In particular, the Company expects to depend on its information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, determining reorder points and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing, and electronic communications among business locations. The Company also expect to depend on telecommunication systems for communications between company personnel and our customers and suppliers. Company computer systems are subject to damage or interruption due to system conversions, power outages, computer or telecommunication failures, computer viruses, security breaches, hackers, catastrophic events such as fires, tornadoes and hurricanes and usage errors by our employees. Also, Company computer systems could be subject to physical or electronic break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to customers, or in the misappropriation of our proprietary information. Interruptions in information and telecommunication systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or disrupt our ability to do business and service customers, require the Company to incur significant investments to fix or replace them, harm the Company's reputation, subject it to regulatory sanctions and other claims, lead to a loss of customers and revenues and

otherwise adversely affect Company business.

- Potential competitors could emerge who are better positioned to take the majority of the market. The Company will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. This is a brand-new company. It has no history, no clients and no revenues. If you are investing in this company, it's because you think the KareCall is a good idea, that the Company

- will be able to secure the intellectual property and licensing rights to the product and that the company will continue to secure the exclusive marketing and rights to the product from the underlying platform Company, that we will be able to successfully market and sell the product, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any products and we plan to market a product that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and KareCall's product has priced the services at a level that allows the company to make a profit and still attract business.

- Development Stage Business KareCall commenced operations in October 2017 and is organized as a Limited Liability Company under the laws of the State of Florida. Accordingly, the Company has only a limited history upon which an evaluation of our prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that KareCall will operate profitably.

- Inadequacy of Funds We believe that any amount of net proceeds realized from the Offering will help capitalize and sustain KareCall sufficiently to allow for the initial implementation of the Company's business plan. However, if only a

fraction of this Offering is sold, or if certain assumptions contained in our business plan prove to be incorrect, the Company may have inadequate funds to fully develop our business and may need debt financing or other capital investment to fully implement the Company's business plan.

- Dependence on Management In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Jeffrey Chaskin, and Peter Hubshman (the Company's "Management Team"). The loss of any one of these individuals could have a material adverse effect on the Company. See "MANAGEMENT TEAM" section.

- Risks Associated with Expansion The Company plans on expanding its business through the introduction of a marketing and sales campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that
(i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert our Management Team's attention and resources away from our existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

- Customer Base and Market Acceptance While the Company believes it can develop a new customer base through the marketing and promotion of our cloud based service products, the inability of the Company to develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix offers advantages over competitive companies and products, no assurance can be given that KareCall's products will attain a degree of market acceptance on a sustained basis or that it will generate sufficient revenues.

- Competition Competition for KareCall and our products primarily could come from human clinicians, or adapted from some portion of services from other companies in the telehealth business. We believe that this would be prohibitively expensive and would have a very limited market. The Company knows of no other direct competitor for what we believe is our unique service offering to private duty home care industry. The expertise of our Management Team combined with the innovative nature of our technology and marketing approach, set the Company apart from other potential competitors. However, there is the possibility that new competitors could seize upon KareCall's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than KareCall, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of KareCall's intended market.

- Trend in Consumer Preferences and Spending The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic

conditions. There is no assurance that the Company will be successful in marketing any of our products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

- Risks of Borrowing If the Company incurs indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility.
Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

- Unanticipated Obstacles to Execution of the Business Plan The Company's business plan and objectives may change significantly and materially. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. We believe that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. The Company reserve the right to alter stated strategies depending on future events.

- Management Discretion as to Use of Proceeds The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and our members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of our Management Team with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management Team, upon whose judgment and discretion the investors must depend.

- Control By Management Team; No Voting Rights As of the date of this Memorandum, the Company's Management Team collectively owns 100% of the Company's outstanding Common Units of Membership Interest. Upon completion of this Offering, presuming placement of all 1,070,000 Class A Preferred Units offered hereby, the Company's Management Team will own approximately 57% of the Company's total issued and outstanding units of membership interest but will still possess 100% of the Company's voting rights. Thus, the Company Management Team will continue to control KareCall. As Preferred Members, while an investor will own a minority percentage but will nevertheless have a preference as to distributions and allocations of losses. As a Preferred Member, an investor will have no voting rights. Preferred members will not have the ability to vote for the Company's Management Team or any

appointed officers. See "MANAGEMENT TEAM" section.

- Distributions It is the intent of the Company to distribute the majority of the Company's profits not needed to continue to grow the business. A member will be entitled to receive revenue profits proportionate to the amount of units held by that member and in accordance with the Operating Agreement, Distributions and Allocations. The Company's Management Team will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances. If the Company is not successful it is possible that we will never make distributions to our Members.

- No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

- Dilution Purchasers of Units will experience immediate and substantial dilution of $0.57 in net tangible book value per unit, or approximately 57% of the assumed offering price of $1.00 per unit (assuming maximum offering proceeds are achieved). Additional Units issued by the Company in the future will also dilute a purchaser's investment in the Units.

- Limited Transferability and Liquidity To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view towards distribution.
Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from KareCall, limitations on the percentage of Units sold and the manner in which they are sold. KareCall can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to KareCall, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments in KareCall or pledge them as collateral for a loan in the event of an emergency.

- Broker - Dealer Sales of Units The Company's Membership Units are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange due to the fact that it is a limited liability company and not a corporation. No assurance can be given that the Membership Unit of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as our Management Team deems it necessary and the limited liability company is converted to a corporation. As a result, the Company's Membership Units are covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.
- Long Term Nature of Investment An investment in the Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution.
Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.
- No Current Market For Units There is no current market for the Units offered in this private Offering and no market is expected to develop in the near future.
- Compliance with Securities Laws The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, KareCall would face significant financial demands, which could adversely affect KareCall as a whole, as well as any non-rescinding purchasers.
- Offering Price The price of the Units offered has been arbitrarily established by KareCall, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to KareCall.
- Lack of Firm Underwriter The Units are offered on a "best efforts" basis by the Management Team of KareCall without compensation.
- Forecasts: Forward Looking Information Separate from this schedule, we may prepare from time to time hypothetical forecasts regarding KareCall's potential future financial performance. Such forecasts, if any, are hypothetical and based

upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of KareCall. Such forecasts, if any, are based on our best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by KareCall' independent accountants. Accordingly, do not rely upon them in making an investment decision. Such forecasts are based on several assumptions, set forth therein, which we believe are reasonable but which may not be correct. Some assumptions upon which such forecasts, if any, are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond our control. Therefore, actual results of operations will vary from such forecasts, if any, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, forecasts do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into KareCall' market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While we believe that such forecasts, if any, may accurately reflect possible future results of KareCall' operations, those results cannot be guaranteed.

- General Economic Conditions The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. We believe that the impending growth of the market, mainstream market acceptance and the targeted product line of KareCall will insulate the Company from excessive reduced demand. Nevertheless, KareCall has no control over these changes.

- Previous Attempted Capital Raise Commencing December 12, 2017 the Company attempted to raise funds from Accredited Investors using Regulation D Rule 506(c) Securities Act section 4(a)(5). The Company was not successful in raising funds in this effort.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jeffrey Chaskin, 100.0% ownership, Common Membership Units Classes of

securities

- Common Membership Units: 1,400,000 Voting

Rights

The Company is authorized to issue up to 10,000,000 Units of Membership Interest. Each such Unit may be designated into one or more classes of Membership Interest with specific rights, limitations, preferences, or other

provisions as may be negotiated at the time of admission into the Company. As of the Effective Date, the Company has authorized the issuance of Common Units and Preferred Units. As of the Effective Date the Company has issued 1,400,000 Common Units.

The holders of the Company's Common Units, are entitled to one vote for each Common Unit held of record on all matters submitted to a vote of the Members. The holders of the Company's Preferred Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding Preferred Units, holders of Common Units are entitled to receive ratably such distributions of Profits, Losses and Cash as may be declared by the Managing Members out of funds legally available. The allocation of profits and payment of Cash Distributions on the Common Units will be a business decision to be made by the Company from time based upon the results of our operations and our financial condition and any other factors that our Managing Members consider relevant. The Company has never made an allocation of profit, loss or distribution, but intends to pay distributions from earnings in accordance with its business plan. If the Company is unable to execute on its business plan and generate profits and excess cash to distribute to its Members, Members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Units and any additional classes of preferred Units that we may designate in the future.

Profits of the Company shall be allocated, for Company book purposes and for tax purposes, first among the Preferred Members, pro rata, in the same ratio as each Preferred Member's Initial Capital Contributions made to the Company until they have recouped their Initial Capital Contributions; thereafter, to all Members, pro rata, regardless of class.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Preferred Membership Units: 0 Voting

Rights

The Company is authorized to issue up to 10,000,000 Units of Membership Interest. Each such Unit may be designated into one or more classes of Membership Interest with specific rights, limitations, preferences, or other provisions as may be negotiated at the time of admission into the Company. As of the Effective Date, the Company has authorized the issuance of Common Units and Preferred Units. As of the Effective Date the Company has issued no Preferred Units.

The holders of the Company's Preferred Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

The holders of the Company's Preferred Units, are entitled to receive ratably such distributions of Profits, Losses and Cash as may be declared by the Managing Members out of funds legally available therefore . The allocation of profits and payment of Cash Distributions on the Common Units will be a business decision to be made by the Company from time based upon the results of our operations and our financial condition and any other factors that our Managing Members consider relevant. The Company has never made an allocation of profit, loss or distribution, but intends to pay distributions from earnings in accordance with its business plan. If the Company is unable to execute on its business plan and generate profits and excess cash to distribute to its Members, Members may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Preferred Units are entitled to share ratably in all of our assets remaining after payment of liabilities in preference to the Common Units.

Rights and Preferences

Profits of the Company shall be allocated, for Company book purposes and for tax purposes, first among the Preferred Members, pro rata, in the same ratio as each Preferred Member's Initial Capital Contributions made to the Company

until they have recouped their Initial Capital Contributions; thereafter, to all Members, pro rata, regardless of class.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

In our Company, the class and voting structure of our Member Units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of Members. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Preferred Membership Units, you will have no voting rights. As a Preferred Unit holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of Managing Members, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from a equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Unit options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into Units.

If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (the amounts are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in Units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition Results

of Operation

The Company has lost $2,888.00 dollars in start-up costs in 2017. We have no operating history and have not yet generated any revenues and do not anticipate doing so until we have raised sufficient funds to launch our product marketing and sales campaign. Without additional capital, the Company cannot generate revenues

and cannot commence operations.

Without additional capital the Company can operate in only development mode with cash supplied by its major shareholder Jeffrey Chaskin. We believe that we can sustain this mode of operations for 6 months as our expenses are limited to:

Payments to our software vendor of $100.00 per month

Website and other internet related expenses of approximately $200.00 per month Telephony and

communications costs of approximately $200.00 per month

Legal and accounting fees related to capital raising activities of $1,000 per month for the next 3 months

Financial Milestones

The Company has not yet generated revenues. All expenses have been supplied by investments from the majority shareholder. The company has maintained liquidity only through the investment of its majority shareholder who has funded all start-up costs.

Liquidity and Capital Resources

We have no operating history and have not yet generated any revenues and do not anticipate doing so until we have raised sufficient funds to launch our product marketing and sales campaign.

If we raise only the minimum amount we cannot invest in marketing and sales staff and will not likely be able to survive except through the acquisition of additional capital as shown below. This will likely be provided by our founder, Jeffrey Chaskin, and continued capital raising or borrowing activities. In order to generate sales capable of attaining close to break even and maintain liquidity for 12 months through revenues we project we will require $21,411. This is based on having no employees other than our founder Jeffrey Chaskin who would not draw any compensation.

We base this on a projection of the following sales and costs:

Year	1
Sales	$91,354
Cost of Goods Sold	$26,264
Gross Margin	71.25%
Patient Count	159
Adjusted Revenue	$65,089

Expenses General
and

Administrative	$30,000
Sales Expense	$24,000
Professional and Association Fees	$8,000
Insurance Costs	$6,000
Travel and Vehicle Costs	$1,500
Rent and Utilities	$18,000
Research and Development	$8,000
Total Operating Costs	$95,500
Operating Margin	-$30,411
Net Profit	($30,411)

If the Company receives more than $455,000, it believes it can execute on its plan fully. The Company believes it would require the use of $455,000 in its first year of full operations. It bases this projection on the following:

Pro forma Profit and Loss (Yearly)			
Year	1	2	3
Sales	$468,187	$5,336,573	$11,236,493
Cost of Goods Sold	$134,604	$1,534,265	$3,230,492
Gross Margin	71.25%	71.25%	71.25%
Patient Count	2,379	15,226	22,997
Adjusted Revenue	$333,583	$3,802,308	$8,006,001
Expenses			
General and Administrative	$397,500	$596,250	$745,313
Sales Expense	$225,000	$800,486	$1,685,474
Professional and Association Fees	$8,000	$21,000	$21,000
Insurance Costs	$6,000	$14,000	$25,000
Travel and Vehicle Costs	$18,000	$48,000	$72,000
Rent and Utilities	$38,400	$39,936	$60,000
Reasearch and Development	$96,000	$285,000	$562,875
Total Operating Costs	$788,900	$1,804,672	$3,171,661
Operating Margin	-$455,317	$1,997,636	$4,834,340
Net Profit	($455,317)	$1,997,636	$4,834,340
Net Margin	-97.25%	37.43%	43.02%

Development

The Company believes that its run rate and growth rate will achieve liquidity and positive cash flow from operating activities with $455,00 available to us in our first year.

The company is currently generating losses from start-up activities and requires the infusion of new capital to commence its business operations. If the company is successful in achieving the maximum raise amount in this offering, it does not believe it would need to continue to raise capital under crowdfunding offerings, other equity or debt issuances, or any other method available to the company. Management believes the full amount raise in this offering will provide the liquidity to execute on the Company's plan without any additional capital.

Indebtedness

The Company has not had any material terms of indebtedness. Recent

offerings of securities

None Valuation

$1,400,000.00

KareCall is raising equity at a pre-money startup enterprise valuation of $1.4 million. This valuation is based on the net present value of the first 3 years of our projected Net Profits using a 70% discount rate. We chose a 70% discount rate after reviewing literature on discounts applied by the venture capital community and applying the maximum discount rate. see https://www.emeraldinsight.com/doi/abs/10.1108/JRF- 08-2013-0055

Pro forma Profit and Loss (Yearly)			
Year	1	2	3
Sales	$468,187	$5,336,573	$11,236,493
Cost of Goods Sold	$134,604	$1,534,265	$3,230,492
Gross Margin	71.25%	71.25%	71.25%
Patient Count	2,379	15,226	22,997
Adjusted Revenue	$333,583	$3,802,308	$8,006,001
Expenses			
General and Administrative	$397,500	$596,250	$745,313
Sales Expense	$225,000	$800,486	$1,685,474
Professional and Association Fees	$8,000	$21,000	$21,000
Insurance Costs	$6,000	$14,000	$25,000
Travel and Vehicle Costs	$18,000	$48,000	$72,000
Rent and Utilities	$38,400	$39,936	$60,000
Reasearch and Development	$96,000	$285,000	$562,875
Total Operating Costs	$788,900	$1,804,672	$3,171,661
Operating Margin	-$455,317	$1,997,636	$4,834,340
Net Profit	($455,317)	$1,997,636	$4,834,340
Net Margin	-97.25%	37.43%	43.02%

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds:		
Front End Programming	$0	$49,000
Marketing and Sales	$0	$340,000
General and Administrative	$4,500	$250,000
Infrastructure	$0	$44,000
Working Capital	$4,500	$280,000
Total Use of Net Proceeds	$9,000	$963,000

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 10% on all funds raised. We will pay Start Engine $1,000 if we only raise the minimum target amount and $107,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $600,000 thousand that we project we will need in 2018 and 2019 to build on our business development efforts of the past

year. Specifically, we intend to invest in direct B2B marketing, digital and social media and make improvements to our B2B fulfillment websites.

General and Administrative funds are intended for employee salaries, rent, utilities, mailings and customer visits.

Infrastructure funds are intended for office furnishings, computers and telephone equipment.

Working Capital funds are intended for general expenses and unexpected costs for sales and growth and other cash and accounts payable.

Marketing funds are intended for sales salaries and commission, literature and advertising, and other collateral materials to subscribe agencies and produce revenues. The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available at https://www.karecall.com/ in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
KareCall LLC

[See attached]

KARECALL LLC

FINANCIAL STATEMENTS
(REVIEWED)

DECEMBER 31, 2017

KARECALL LLC

FINANCIAL STATEMENTS
(REVIEWED)

DECEMBER 31, 2017

TABLE OF CONTENTS

GRANA & TEIBEL, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

UNIVERSITY CORPORATE CENTRE

300 CORPORATE PARKWAY, SUITE 116 NORTH

AMHERST, NEW YORK 14226-1258

WEBSITE: www.gtcpabuf.com

AREA CODE 716

862-4270

FAX NUMBER

862-0007

DAVID T. GRANA, CPA*
daveg@gtcpabuf.com

RICHARD M. TEIBEL, CPA
rickt@gtcpabuf.com

*ALSO LICENSED IN FLORIDA

Independent Accountant's Review Report

June 18, 2018

To the Member
Karecall LLC

We have reviewed the accompanying financial statements of Karecall LLC (a Florida Limited Liability Company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and member's capital, and cash flows for the period from inception (October 10 2017) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Grana & Teibel, CPAs, P.C.

Karecall LLC
Balance Sheet

Assets:

		December 31, 2017
Current Assets:		
Cash	$	300
Deferred offering costs		4,318
Total Current Assets		4,618
Computer Software Less Accumulated Amortization		3,234
Total Assets	$	7,852

Member's Capital:

Member's Capital	$	7,852

Karecall LLC
Statement of Operations and Member's Capital
For the Period From Inception (October 10, 2017) through December 31, 2017

Expenses:		
Start-up costs	$	2,698
Amortization		190
		2,888
Net Loss		(2,888)
Member's Capital:		
Member contributions		10,740
End of period	$	7,852

Karecall LLC
Statement of Cash Flows
For the Period From Inception (October 10, 2017) through December 31, 2017

Cash Flows from Operating Activities:		
Net loss	$	(2,888)
Add noncash expense included in net loss:		
Amortization		190
Net Cash Used by Operating Activities		(2,698)
Cash Flows from Investing Activities:		
Purchases of computer software		(3,424)
Cash Flows from Financing Activities:		
Deferred offering costs		(4,318)
Member capital contributions		10,740
Net Cash Provided by Financing Activities		6,422
Net Increase in Cash		300
Cash - Beginning of Period		-
Cash - End of Period	$	300

KARECALL LLC

NOTES TO FINANCIAL STATEMENTS

Note 1. **Description of the Business**

Karecall LLC (the Company) was formed On October 10, 2017 in the State of Florida. The Company has not commenced principal operations. The Company is designed to provide automated interactive voice conversations to the patients of homecare agencies. The Company's activities since inception have consisted principally of acquiring technology, preparing a private placement memorandum, and researching the potential market for these services.

Note 2. **Summary of Significant Accounting Policies**

Deferred Offering Costs - The Company has incurred costs related to preparing an operating agreement and for preparing and filing a U.S. Securities and Exchange Commission Form D under Rule 506 (c). in addition, other costs of a private placement memorandum are included.

Computer Software - Computer software is stated at cost. Amortization for financial reporting is computed in accordance with the straight-line method over the contractual life of the asset.

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity value of three months or less to be cash equivalents.

Income taxes - The Company as a single member LLC is a disregarded entity for income tax purposes. All items of income and expense are reported on the tax return of the member. Accordingly, no provision for income taxes has been recorded in the financial statements.

Note 3. **Commitments**

Pursuant to a computer software licensing agreement that was effective November 1, 2017 the Company is obligated to the following minimum fee schedule:

2017	$ 600
2018	25,800
2019	90,000
2020	150,000
	$ 266,400

Note 4. **Member Capital**

The founder and sole owner has been issued 1,400,000 Common Units. An offering of 600,000 Class A Preferred Units is in progress. The Class A Preferred Units are nonvoting and have preferred cash distribution rights until the Unit holders recoup their investment.

Note 5. **Subsequent Events**

The Company's management has evaluated subsequent events through June 18, 2018, which is the date the financial statements were available to be issued and determined that no events or transactions have occurred during this period that would require recognition or disclosure in these financial statements and notes to the financial statements, respectively.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KareCall is pending StartEngine Approval

PLAYVIDEO

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Investors

$0.00

Raised of $10K - $1.07M goal

KareCall

Virtual A Caregiver for Home Care

Small OPO # Coral Springs, FL Health Tech US Investors Only

Overview Team Terms Updates Comments

All Your Patient Needs is a Phone

Invest in KareCall



Karecall is a 'virtual caregiver' that assists home health care providers by calling their patients and having a telephone conversation with them about how they are feeling. If our KareCall 'phone robot' hears an answer that is concerning, we are able to alert the agency clinician that helps care forthem

An Aging Baby Boomer Population



It is no secret; none of us are outrunning father time. We are all getting older, whether we like it or not. For some, that means getting their driver's license or voting for the first time. For others, like the current Baby Boomer generation, it means retirement. And with retirement • for our mothers, fathers, aunts, uncles, sisters, brothers, and friends • this means an increase in the potential for health issues. Uke aging, an increase in health problems is an unfortunate fact of life for many people entering retirement age.

The Private Pay Home Health Care industry is a wonderful resource for many in this population, and it is growing at an extremely fast rate; over 8,000 persons per day are currently retiring from the Baby Boomer generation . A very significant portion have the desire to "age in place", preferring this private Home Care to institutional care such as assisted living or living with their children. Many have purchased Long Term Care Insurance to help with the cost of in-home care. But it is projected that future needs will far outstrip the availability of home caregivers. and we believe that automation will be a vital component of the Home Care continuum.

Where KareCall Comes In

[Q]

0



We believe we are the missing connector for an industry that largely remains small and private. Our goal is to supplement these Home Health Care agencies with our electronic services and give them the opportunity to develop new sales and extend the relationship patient life-cycle by bringing patients into their eco-system before they need in-home caregivers. We believe KareCall disrupts the traditional method and timing of intake and revenue stream. Your investment will help us bring our unique, low-cost service to Private Pay Home Care agencies and help increase the health and well-being of their current and future patients!

Jeffrey Chaskin

CEO KareCall

Development Stage

Our Technology is running and ready to produce revenue. This proven technology has serviced large hospital populations for over 10 years. We are using this technology under an exclusive agreement for the Private Pay Home Health Care industry. Our marketing effort requires some website completions and we need to hire and train our sales representatives who will be selling our services to Home Care Agencies. We believe that we will be selling in approximately 90 days after we complete this financing round.

The Offering

Investment

$1/Preferred Membership Unit I When you invest you are betting the company's future value will exceed $2.4M.



This Offering is eligible for the
StartEngine Owners' 10% Bonu s.

For details on the bonus, please see the Offering Summary below.

Wh y KareCa ll

I became alarmed at the trend of rising home caregiver wages and the struggle for Private Pay Agencies to achieve sufficient margins as well as the growing caregiver shortage. I saw technology applied to the adm inistrative and back-end segments of the business, but no new services to help serve patient s and contribute to revenue and m argins . Whil e the industry recognizes the coming tsunami of new patients, it is faced with diminishing high -value legacy patients in their late 80s and 90s that are in their last phase of life.

As aging in-home patients require more attention, I have experienced push back from payers such as patients and family to hold out as long as possible when adding more expensive daily care giver hours . We believe KareCall allows an Agency to extend its service to existing patients without adding in-home hours to accom plish the oversight that provides better patient m onitoring and helps to avoid hospitalizations .



Enabling Agencies to Disrupt Their Market

KareCall resets th e pat ient relati onship intake point for home health agencies . It disrupts the tradi tional method and timi ng of intake and revenu e stream . It extends the customer lifecyc1e and lowers the cost of customer acquisiti on.



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Kore:Coll

In addition , w e believe KareCall is the perfect way to begin new relationships with older patients who m ay need touch points in their lives for m onitoring their medical conditions but are not yet ready for in-home caregivers. The se new patients m ay be likely to evolve into in-home care clients as their aging in place cycle continues through the years.

Whil e much is being accomplished to prom ote telem edicine in general for the large populations of hospitals and comme rcia l health insurance, Private Pay is a niche' because each agency patient population is small . We believe creating an easy, inexpensive method of staying in touch with an agency's popu lation is important in promoting better patient outcom es as it is to hospitals and other large facilities.

Product Feat ures





Virtual **AI** Cargiver for Home Care Agencies

"All Your Patient Needs Is a Phone"



A 2-minute phone call allows an Agency to assess patient health and compliance with medications .

KareCall enables regular ch eck-in calls to patients with an engaging and empathet ic approach to help better m anage long-term care and chronic conditions.

KareCall asks simple questions in a conversationa l manner to gather inform ation about physical & emotional well-being, ch ecks for medication adherence, and assists with patient m anagement. No sm artphone, training, or special hardware is re quired.

KareCall uses a library of Branching Logic (BL) conversations in combination with voice recognition technology to interview and assess ongoing acute and long-term health issues such as overall wellbeing, diabetes, cardiac issues, COPD and other health conditions.

Agencies assign and run KareCall automated caregivers on a regular schedule, with the results and alerts sent to the Agency nurse or other designated recipient s such as physicians, caregivers and family members.





KareCall IVRC allScript
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More Key Product Features

Easy to u se & implement
HIPAA compliant & secure
Increased quality of care through increased contact with patient























Alert
Hm you had swelling your abdomen or ankln?

Reduced hospita l admissions
Low cost subscription and usage based pricing
Automated patient interface requires nothing but a telephone
Customizab le and flexib le questions, alerts, communication methods.
Automated processes with "Respo n se Driven" follow-up techno logy

The Market is Ready for KareCall

The Private Pay Home Care Industry-
26,000 companies
» Independents - 13,500
» Franchises - 7,616
» Affiliated - 5,000
Partners in Care
Private, professional home care
Leading Home Care

According to Leading Home Care, pri vate pay hom e care is greater than a $32 billion market that isgrowing rapidly. By 2020, 56 million Americans will be 65 and older, by 2025 that number will be 84 million. Nearly 70% of Americans who reach 65 will be unable to care for themselves atsome point without assistance. Nine out of 10 Americans 65 and older want to stay at hom e for as long as possible, and 80% think their current home is where they will always live.

Home Care Agencies have small patient populations, based on the number of agencies and the average revenue. The "Big Tele-Health" companies serve large patient populations. But the small patient populations of the approximate 26,000 Private Pay Agencies agencie s have not yet harnessed the power oftelehealth software and technology. They are losing margin in part to increased labor costs. We believe we have found a way for them to recapture some of these margins, lower their customer acquisition costs, and extend their customer life-cycle.

Invest in Our Company Toda y!

Our product serves an industry that we believe is underserved and neglected by the current telehealth and telemedicine providers. Our research encourages us to feel optimistic about our market acceptance and penetration projections. We encourage you to do your own research to see if you agree. While any investment such as ours has risks associated that we have taken great effort to bring to your awareness, we believe our business plan is sound and well thought out, and we have deferred significant investment in technology development by utilizing an existing software, which we believe will allow us to concentrate our capital on developing our market.

One key feature of investing in our opportunity is our structure as a Limited Liability Company, which passes through profits and losses to its Members which includes you, our investors. We differentiate ourselves from many other investments in which they are taking only the first step in financing their project to the next level where they expect to raise more money in order move closer to a profitable exit strategy such as an acquisition or IPO. Ifwe are successfu l in raising sufficient capital to grow our business to profitability we intend to pass through our profits to our Members.

Idea for AI and IVR for Home Care
Analyzed that staying In touch after the human caregiver leaves the home reduces the Incident reports by a significar,.
P'ffl1l,1!h o16

January 2017

Polling the Private Pay community at conferences
Began taking info polls with Home Care Agencies regarding the Virtual Caregiver for their patients Received overwhelming response for the model in agencies

aa1e
Took the pulse of BIG Telehealth
Opened discussions with Care Innovations (GE/Intel), Philips, Honeywell, Vivify and others. Began to plan time and cost to develop our own platform Interviewed developers
May 2017

September 2017

Found a strategic partner in Big Telehealth
Began discussions applications, modifications and an exclusive license limited for the software platform to bypass expensive development and head nearly straight to market

Struck our Strategic Alliance
With all back-end technology under exclusive license for our Private Pay Market.we are ready to finish minor Infrastructure work and head to market:. Jjectto
fJt, ber 2017

March 2018
Began preparations for an exempt securities offering
Engaged counsel and legal to prepare our required documents and drafted our final business plan

Launched on StartEngine
NowYOU can own a part of our company!
July 2018

Hire and train sales and marketing staff. Assumes success in sufficient funding (ANTICIPATED)

Aim for our first Profitable Year (ANTICIPATED)
We hope to reach profitability in 2019
December 2019

March 2020

Make our 1st Distributions to our Members (ANTICIPATED)
Ifweare successful in our projections, we hope to make our first profit distributions

Meet Our Team





Jeff Chaskin

CEO/CMO, Founder

Mr. Chaskin is a Serial Entrepreneur, Technology developer and integrator. Mr. Chaskin has 35 years in Healthcare and Telecom markets. He has developed businesses with Sprint, GatewayUSA and was the founder Ursus Telecom, a start-up resulting in an NASDAQ/PO. Mr. Chaskin holds 3 patents in the manufacturing sector and developed and manufactured specialty batteries from 2004 until 2007 at which time the company was acquired. Past 3 years October 2017 - Present• Mr. Chaskin has been developing KareCalf on a full time basis. Mr. Chaskin's primary job is CEO. January 2016- October 2017- Director of Operations and Marketing for BrightStar Care in Delray Beach, FL. January 2014- December 2015, Mr. Chaskin was CEO and Managing Member ac Givemy Commerce llC, Coral Springs, Fl liquidating a private rarecoin collection and operating a precious metalseroding business, Gold Hard Cash in Coral Springs

0 0

Peter Hubshman

COO/CFO

Mr. Hubshman is a business, scarcup, and corporate finance professional with over 25 years of operations and management experience. He was a founding ream member of NY IBO fund, First Adantic Capital where he was responsible for establishing deal flow, fund accounting, and field due diligence. He is also Che former CEO of Internee Real Escace Group where he was responsible for acquisition, development and sale of Internee domains like CredicCards.com, Phone.com, and luggage.com. From January 2007 until joining KareCall in March of 2018, Mr. Hubshman was Managing Director of Always live Online, llC, a management consulting practice assisting startups and growth stage businesses with financial and operational maccers. Mr. Hubshman's primary job is CFO. Pase 3 years his key clients have included: Mr. Hubshman currently works 25 hours per week as CFO/COO of KareCa/1, llC, Coral Springs, Fl. He will become full rime upon successful completion of KareCall's financing. December 2017 until July 2018, Client Account Manager and Senior Accountant for Beue Hochberger, Inc., a growing CPA firm providing services co small business clients and venture funded startups in Fr. Lauderdale and Hollywood, Fl (20-25 hours per week); November 2016 until December 2017, Business Manager, Controller and Acquisition Due Diligence for Yomcob Investments, a commercial real estate invescmenc and management group in Delray Beach, Fl (35 hours per week); March 2016 until November 2016, Finance & Operations Director performing manufacturing analysis, capital equipment planning, and systems integration work for Dana's Bakery a growing scarcup bakery produces company in Hackensack NJ and New York City (25 hours per week). December 2014 until February 2016, Acting CFO and Incegracion Consultant co Revolution Rickshaws, a lase mile people powered delivery service in New York City where he consulted on finance and systems integration and worked with Cycles Maximus, Revolution's electric vehicle manufacturer in Bach, UK. He has a Masters in Public and Private Management from Yale University School of Management (New Haven CT), and a BA in Economics from Tufts University (Medford MA)

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Offering Summary

Maximum 1,070,000* of Preferred Membership Units ($1,070,000)

**Maximum subject co adjustment for bonus units. See 1096 Bonus below*

Minimum 10,000 of Preferred Membership Units ($10,000)

Company	KareCall LLC
Corporate Address	1440 Coral Ridge Dr. #342 Coral Springs, FL 33071
Description of Business	The Company provides a "virtual Caregiver" using Interactive Voice Response technology to assist Private Pay Home Care Agencies in providing better outcomes for their patients and new revenue sources for the Agency
Type of Security Offered	Preferred Membership Unit
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

KareCall LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Preferred Membership Units at $1 / share, you will receive 10 Preferred Membership bonus units, meaning you'll own 110 shares for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments

Form C Filings

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Ri sks

A crowdfunding investment involves risk. You should not invest any funds in this offering unlessyou can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority . Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration

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VIDEO TRANSCRIPT (Exhibit D)

Telehealth is transforming the healthcare cost dynamic and promoting patient outcomes in hospitals, healthcare networks and other medical providers with large patient populations Most Telehealth services are paid by Medicare and commercial health insurance; but nothing has changed for Private Pay Home Care because of its small patient populations until now… INTRODUCING KARECALL KareCall brings Telehealth technology to Private Pay with our "Virtual Caregiver;" which phones patients on a regular schedule. Life-like human speech engages the patient with a telephone call. All your patient needs is a Telephone.

The Virtual Caregiver asks simple questions in an empathetic and conversational way to gather information about physical and emotional wellbeing, medication adherence, and disease management assistance. Conversations can be tailored to daily wellbeing and general health, diabetes monitoring, COPD, cardiac disease, joint replacement recovery, medication reminders, doctor and clinical visits, and so much more.

KareCall monitors the results and alerts a Home Care Agency nurse or other designated person when a concern is detected. KareCall oversight helps prevent medical incidents, hospitalizations and missed appointments and creates better outcomes at a fraction of an in-person caregiver visit.

KareCall is inexpensive, easy to use, and requires no capital investment by the agency, and KareCall value-added service provides Agencies with NEW high-margin revenue opportunities and a distinguishing marketing factor.

Existing patients receive low cost added value while new types of patients are attracted from the growing wave of aging Baby-Boomers who may need some oversight, but aren't yet ready for a Home Caregiver. Each Agency adds and configures their customers through a secure personalized web-based portal. Agencies can draw from our library of empathetic conversations to help manage almost any chronic or post-acute condition.

With Caregiver hourly wages increasing nationwide, Private Pay Home Care agencies are feeling pressure on their margins. Karecall is automated and doesn't incur labor costs.

KareCall provides agencies with new sources of high-margin revenue, new markets for automated services, and unlimited territorial boundaries. KareCall operates as a service bureau to each Private Pay Home Care agency. Reports and billing are provided so each Agency can completely manage and bill KareCall with little overhead.

Private Pay Home Care is a market segment with $32 billion of patient revenue. But it's , approximately 2 million patients are fragmented into small populations among 26,000 agencies; This is the KareCall niche'. Ignored by the national telehealth players KareCall has a unique opportunity to dominate this segment rapidly. KareCall is technology-ready and expects to be in service within 90 days of funding.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

2ND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
KARECALL LLC

a Florida limited liability company

2ND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
KARECALL LLC
a Florida limited liability company

1393562.1

Exhibit

Exhibit A – Members

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
KARECALL LLC
a Florida limited liability company

This Amended and Restated Operating Agreement (this "Agreement") of KareCall LLC, a Florida limited liability company (the "Company"), to be effective as of November 21, 2017 (the "Effective Date"), is executed and agreed to, for good and valuable consideration, by and between the Company and Jeffrey Chaskin (the initial "Members"), and the persons whose names are set forth on Exhibit A, attached hereto, as additional Members pursuant to the provisions of the Florida Revised Uniform Limited Liability Company Act, as amended (the "LLC Act"), on the terms and conditions set forth herein. This Agreement supersedes all prior operating agreements, if any, between the Members.

Article 1
FORMATION OF THE COMPANY

1.1   FORMATION. The Company was formed as a limited liability company by the filing of its Certificate with the state of Florida.

1.2   NAME. The name of the Company is KareCall LLC and all Company business must be conducted in that name or such other names that may be selected by the Members and that comply with applicable law.

1.3   REGISTERED OFFICE; REGISTERED AGENT; OFFICES. The registered office and registered agent of the Company in the State of Florida shall be as specified in the Certificate or as designated by the Members in the manner provided by applicable law. The offices of the Company shall be at such places as the Members may designate, which need not be in the State of Florida.

1.4   PURPOSES. The purpose of the Company is to engage in the transaction of any and all lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which limited liability companies may be organized and all activities related or incidental thereto.

1.5   FOREIGN QUALIFICATION. Prior to the Company's conducting business in any jurisdiction other than Florida, the Members shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

1.6   TERM. The term of existence of the Company is perpetual from the date the Certificate became effective and shall continue in existence until earlier wound up and terminated in accordance with either this Agreement.

1.7   NO STATE-LAW PARTNERSHIP. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than applicable federal tax laws, and this Agreement may not be construed to suggest otherwise.

Article 2
UNITS / MEMBERS

2.1   UNITS. As of the Effective Date, the Members of the Company, and their respective Units of Membership Interests in the Company, are set forth on the annexed Exhibit A. The Company is authorized to issue up to 10,000,000 Units of Membership Interest. Each such Unit may be designated into one or more classes of Membership Interest with specific rights, limitations, preferences, or other provisions as may be negotiated at the time of admission into the Company. As of the Effective Date, the Company has authorized the issuance of Common Units and Preferred Units. All Common Units have voting rights pursuant to Article 5 of this Agreement. Preferred Units have no voting rights but have preferential distribution and liquidation rights over the Common Units pursuant to Article 4 and Article 9 of this Agreement.

2.2   CERTIFICATE OF UNITS; SECURITIES.

(a)   Certificate. The Units may be represented by uncertificated units as determined by the Members to permit "book entry" or paperless form issuance. Such securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

(b)   Registration of Transfer. To the extent permitted by this Agreement, Units shall be transferable upon the books of the Company by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Company by delivery thereof to the person in charge of the Unit transfer book and ledger. A record shall be made of each transfer. Whenever any transfer of Units shall be made for collateral security, and not absolutely (to the extent permitted under this Agreement), it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Company to do so. The Members shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue and transfer of Units of the Company.

2.3   REPRESENTATIONS AND WARRANTIES. Each Member hereby represents and warrants to the Company and each other Members as follows:

(a)   the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or

similar laws of general application and by the effect of general principles of equity regardless of whether considered at law or in equity);

(b)   the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of, (y) any contract or agreement to which that Member is a party or is otherwise subject, or (z) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(c)   the Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; he has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of the Units as he has desired to ask and conduct, and all such questions have been answered to his full satisfaction; he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Company; he understands that owning the Units involves various risks, including the restrictions on Transfer set forth in Article 8, the lack of any public market for the Units, the risk of owning his Units for an indefinite period of time and the risk of losing his entire investment in the Company; he is able to bear the economic risk of such investment; he is acquiring his Units for investment, solely for his own beneficial account and not with a view to or any present intention of directly or indirectly selling, offering, offering to sell or transfer, participating in any distribution, or otherwise Transferring all or a portion of his Units; and he acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

2.4   WITHDRAWAL. A Member may not withdraw from the Company absent majority consent of the Common Members.

2.5   INFORMATION.

(a)   In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access. The Members agree, however, that a Majority of the Members may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members to examine or copy that information.

(b) Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

2.6   LIABILITY TO THIRD PARTIES. No Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

2.7   EXPULSION. A Member may not be expelled from the Company by majority consent of the Common Members.

2.8   SPOUSES OF MEMBERS. Spouses of Members do not become Members as a result of such marital relationship. .

Article 3
CAPITAL CONTRIBUTIONS AND LIABILITY OF MEMBERS

3.1   CAPITAL CONTRIBUTIONS. The Initial Capital Contributions of each of the Members as of the date hereof are set forth on the annexed Exhibit A.

3.2   RETURN OF CONTRIBUTIONS. Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contribution or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash except as may be specifically provided herein. No Member shall receive any interest, salary, or drawing with respect to its Capital Contribution or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Agreement.

3.3   ADVANCES BY MEMBERS. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the Company may advance all or part of the needed funds to or on behalf of the Company, at such interest rate and on such other terms as such Member and the Company may agree. An advance described in this Section 3.3 constitutes a loan from the Member to the Company and is not a Capital Contribution.

Article 4
DISTRIBUTIONS AND ALLOCATIONS

4.1   DISTRIBUTIONS IN GENERAL.   At such time as determined by the Managing Member, but in no event no less often than annually on or before the sixtieth (60th) day after the end of each Fiscal Year, the Managing Member shall determine the extent, if any, of Distributable Cash. If the Managing Member decides that Distributable Cash exists for each Fiscal Year (or such shorter period for which the distribution is made), the Company may distribute to the Members, pro rata, in proportion to their respective Units, all or a portion of the Distributable Cash.

4.2   ALLOCATIONS OF LOSSES.   Losses of the Company shall be allocated, for Company book purposes and for tax purposes, first among the Preferred Members, pro rata, in the same ratio as each Preferred Member's Initial Capital Contributions made to the Company until they have recouped their Initial Capital Contributions; thereafter to all Members, pro rata, regardless of class.

4.3   ALLOCATIONS OF PROFITS.   Profits of the Company shall be allocated, for Company book purposes and for tax purposes, first among the Preferred Members, pro rata, in the same ratio as each Preferred Member's Initial Capital Contributions made to the Company until they have recouped their Initial Capital Contributions; thereafter, to all Members, pro rata, regardless of class.

4.4   DISTINGUISHING BETWEEN CAPITAL GAINS AND ORDINARY INCOME.   The definition of Profits includes any type of income, whether ordinary or capital, and Losses includes both ordinary and capital losses.

4.5   RELIANCE ON ADVICE OF ACCOUNTANTS AND ATTORNEYS.   The Members will have no liability to the Company if the Member rely upon the opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article 4 or other provisions of this Agreement.

4.6   MEMBER ACKNOWLEDGMENT. The Members agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income-tax purposes.

Article 5
MANAGEMENT / GOVERNANCE / MEETINGS

5.1   MANAGEMENT OF THE BUSINESS. The initial Manager of the Company shall be Jeffrey Chaskin, who shall serve until his successor is appointed. By a majority vote of the Common Members of the Company, the Company may elect a successor Manager or one or more additional Managers as determined expedient or necessary, but no fewer than one, with one Manager elected by the Common Members as the Company's Chief Executive Manager (or "CEO").

5.2   MEMBERS. The liability of the Members shall be limited as provided under the laws of the Florida Limited Liability statutes. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

5.3   POWERS OF MANAGERS. The Managers are authorized on the Company's behalf to make all decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

5.4   CHIEF EXECUTIVE MANAGER. The Chief Executive Manager shall have primary responsibility for managing the operations of the Company and for effectuating the decisions of the Managers.

5.5   NOMINEE. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

5.6   COMPANY INFORMATION. Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 5.6 shall be at the requesting Member's expense.

5.7   EXCULPATION. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

5.8   INDEMNIFICATION. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit

or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

5.9 RECORDS. The Managers shall cause the Company to keep at its principal place of business the following:

(a) a current list in alphabetical order of the full name and the last known street address of each Member;

(b) a copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years; and

(d) copies of any financial statements of the limited liability company for the three most recent years.

5.10 MEETINGS OF MEMBERS. Special meetings of the Members may be called by Members having among them at least fifty-one percent (51%) of the Units of all Members. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten (10) days, but not more than thirty (30) days prior to such meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) for such meeting may be conducted at such meeting. Unless otherwise expressly provided in this Agreement, at any meeting of the Members, a Majority of the Common Members, represented either in person or by proxy, shall constitute a quorum for the transaction of business, and an act of a Majority of the Common Members shall be the act of the Members.

5.11 PROVISIONS APPLICABLE TO ALL MEETINGS. In connection with any meeting of the Members, the following provisions shall apply:

(a)   Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting specifies a different place.

(b)   Attendance of a Person at such meeting (including pursuant to Section 5.11(e) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Member, as applicable. A proxy shall be revocable unless it is stated to be irrevocable.

(d)   Any action required or permitted to be taken at such a meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Members, or having not fewer than the minimum number of Units or votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted.

(e)   Members may participate in and hold such meeting by means of conference telephone, video conference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

5.12   OFFICERS. The Chief Executive Manager may designate one or more Persons to be officers of the Company), and any Officers so designated shall have such title, authorities, duties, and salaries as the Chief Executive Manager may delegate to them. Any Officer may be removed as such, either with or without cause, by the Chief Executive Manager.

5.13   LIMITATIONS ON LIABILITY The liability of the Members shall be limited to the greatest extent allowed by law.

5.14   CONFLICTS OF INTEREST / DEALINGS WITH MEMBERS AND AFFILIATES. Unless otherwise bound, the Members, and any of their Affiliates may engage in and possess interests in other ventures of any and every type and description, independently or with others, excluding ones in competition with the Company, with no obligation to offer to the Company or any other Member or Officer the right to participate therein. The Company may transact business with any Member, Officer, or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

5.15   INDEMNIFICATION. THE COMPANY SHALL INDEMNIFY, DEFEND, PROTECT AND HOLD HARMLESS EACH MEMBER AND OFFICER FROM AND AGAINST ALL ACTIONS, SUITS OR PROCEEDINGS, AND ALL OTHER CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, SETTLEMENTS, COSTS AND EXPENSES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS' FEES), ARISING OUT OF THE MANAGEMENT OF THE COMPANY OR SUCH MEMBERS SERVICE OR STATUS AS A MEMBER OR SUCH OFFICER'S

SERVICE OR STATUS AS AN OFFICER. THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY BY SUCH MEMBER OR OFFICER; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BREACH OF THIS AGREEMENT BY SUCH MEMBER OR OFFICER.

Article 6
TAXES

6.1   TAX RETURNS. The Company shall prepare and timely file all federal, state, and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) days prior to the due date of any such return, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

6.2   TAX ELECTIONS. The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the method of accounting recommended by the Company's accountant;

(c)   any other election the Members may deem appropriate and in the best interests of the Members.

Article 7
BOOKS, RECORDS, AND BANK ACCOUNTS

7.1   BOOKS AND RECORDS. The Members shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of its Members. The books and records shall be maintained with respect to accounting matters in accordance with sound accounting practices, and the books and records shall be available at the Company's principal office for examination, subject to Section 2.5, for any purpose reasonably related to a Member's Interest in the Company, by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

7.2   REPORTS. Within one hundred twenty (120) days after the end of each taxable year, the Members shall cause to be sent to each Member at the end of the taxable year a complete accounting of the financial affairs of the Company for the taxable year then ended.

7.3   ACCOUNTS.   The Members shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Members determine.   The Members may not commingle the Company's funds with the funds of any Manager or Member.

Article 8
RESTRICTIONS ON TRANSFER / PREFERENTIAL PURCHASE RIGHT / PURCHASE OPTION

8.1   RESTRICTION ON TRANSFERS.   No Member may Transfer all or any portion of his Units except in strict accordance with this Article 8.   Any Units transferred in contravention of this Article shall be void of all voting, inspection and other rights with respect to the pledgee/transferee and any such Transfer shall be null and void *ab initio* and shall be subject to purchase by the Company.   Any transferor must sign a counterpart to this Agreement agreeing to be bound by all terms hereof prior to such transfer being deemed effective.   Each Member specifically acknowledges that a breach of this Article 8 would cause the Company and the Members to suffer immediate and irreparable harm, which could not be remedied by the payment of money.   In the event of a breach or threatened breach by a Member of the provisions of this Article 8, the Company or other Members shall be entitled to injunctive relief to prevent or end such breach, without the requirement to post bond.   Nothing herein shall be construed to prevent the Company or other Members from pursuing any other remedies available to it for such breach or such threatened breach, including the recovery of damages, reasonable attorneys' fees and expenses.

8.2   PREFERENTIAL PURCHASE RIGHT.

(a)   If a Member desires to Transfer all or any portion of its Membership Interest, it must first offer the Company and the other Members the right to purchase such Membership Interest (or portion thereof, as applicable), in accordance with Section 8.2(b); provided, however, that compliance with Section 8.2(b) shall not be required in the case of the following dispositions:

(i)   Transfers arising as a result of the Bankruptcy or death of a Member, both of which are governed by Section 8.4; and

(ii)   Transfers arising as a result of the occurrence of a divorce of a Member of the death of the spouse of a Member, which are governed by Section 8.5.

(b)   Should any Member at any time desire to Transfer all or a portion of its Membership Interest pursuant to a bona fide offer from another Person, such Member shall promptly give notice thereof to the Company and the other Members. The Transfer Notice shall set forth all relevant information with respect to the proposed Transfer, including but not limited to the name and address of the prospective acquirer, the consideration to be received for the proposed Transfer, the precise Membership Interest that is the subject of the Transfer, the proposed closing date for the Transfer, and any

other terms and conditions of the proposed Transfer. The Company first, and then the other Members, second, shall have the preferential right to acquire all or a portion of such Membership Interest for the same purchase price, and on the same terms and conditions, as are set forth in the Transfer Notice, except as provided otherwise in this Section 8.2(b). The Company shall have thirty (30) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the other Members whether the Company desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company does not exercise its right to purchase all or a portion of the offered Membership Interest, then the Members (other than the Transferring Member) shall have sixty (60) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the Company whether such Member desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company or any Member does not respond during the applicable period, then the Company or the Member that failed to respond shall be deemed to have waived such right. If there is more than one Purchasing Member, each Purchasing Member shall participate in the purchase in the same proportion that its Membership Interest bears to the aggregate Membership Interests of all Purchasing Members (or on such other basis as the Purchasing Members may mutually agree).

8.3   OBLIGATIONS OF PERMITTED TRANSFEREES. In the case of any Transfer of Units made in accordance with Section 8.2, the transferee shall execute and deliver an appropriate instrument agreeing to be bound by this Agreement as a Member and such additional agreements or instruments as the Company may require. Any permitted transferee of Units shall receive and hold such Units subject to this Agreement and all of the restrictions, obligations and rights created hereunder, and the Members and each transferee shall be bound by their obligations under this Agreement with respect to each subsequent transferee.

8.4   DEATH OR BANKRUPTCY. If a Member dies or suffers a Bankruptcy, the Company shall have the option to acquire the Units of the Deceased Member or the Bankrupt Member, by notifying the estate of the Deceased Member or the Bankrupt Member in writing of such exercise. The Company may exercise the purchase option at any time following the death or Bankruptcy of the Member. The purchase price for the Units being purchased pursuant to this Section 8.4 shall be the Fair Market Value of the Units owned by the Deceased Member of the Bankrupt Member. Such amount shall be payable in the form of a lump sum payment of cash due and payable within thirty (30) days of the later to occur of the qualification of a Member's personal representative or the payment to the Company of the Insurance Benefit. If an option to purchase is exercised in accordance with the other provisions of this Section 8.4, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth (30th) day after the determination of the Purchase Price, unless the parties to such closing agree upon a different place or date. At the closing, (a) the estate of the Deceased Member or the Bankrupt Member shall execute and deliver to the Company (i) an assignment of the Units, in form and substance reasonably acceptable to the Company, containing a general warranty of title as to such Units (including that such Units are free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Company to give effect to the purchase; and (b) the

Company shall deliver to the estate of the Deceased Member or the Bankrupt Member (i) the portion of the Purchase Price required to be paid at the closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Units of the Members shall be deemed adjusted to reflect the effect of the purchase. If a Member dies or suffers a Bankruptcy, the Units held by the estate of the Deceased Member or the Bankrupt Member shall immediately be converted to a non-voting Units. Until such time as the Company exercises its purchases option under this Section, the estate of the Deceased Member may Transfer the Units held by the Deceased Member.

8.5   PROCEDURE FOR SPOUSE-RELATED BUYOUT EVENTS. If a divorce of a Member or the death of a Member's spouse shall occur and the Member does not retain the entirety of his Membership Interest, the Member affected by such divorce or death shall promptly give notice thereof to the Company and the other Members. The Affected Member shall have the option to acquire such Spouse's Fraction, by notifying the Affected Member's spouse or former spouse (or his or her representative) of such exercise within sixty (60) days following the occurrence of the entry of a final decree of divorce or the death of a Member's spouse. If the Affected Member does not exercise his or her right, then the Company first and then the other Members, second, shall have the option to acquire such Spouse's Fraction. The Company shall have thirty (30) days following its receipt of the notice in which to notify the Affected Member's spouse or former spouse (or his or her representative) and the other Members whether the Company desires to exercise its option and if so, with respect to what portion of the Spouse's Fraction. If the Company does not exercise its right to purchase all or a portion of the Spouse's Fraction, then the Members (other than the Affected Members) of shall have sixty (60) days following receipt of the notice in which to notify the former spouse (or his or her representative) and the Company whether such Member desires to exercise its option, and if so with respect to what portion of the Spouse's Fraction. Any Member that does not respond during the applicable period shall be deemed to have waived his right. If more than one Member exercises his right, each exercising Member shall participate in the purchase in the same proportion that his Units bear to the aggregate Units of all exercising Members (or on such other basis as the exercising Members may mutually agree). For purposes of this Agreement, a Spouse's Fraction means that portion (if any) of a Member's Units that such Member's spouse, such Member's former spouse, such Member's spouse's estate, or such Member's former spouse's estate is determined to own by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse, such spouse's estate, such former spouse, or such former spouse's estate. The Person that is required to sell his or her Spouse's Fraction pursuant to this Section 8.5 is referred to herein as the "Seller," and the Person(s) that exercise a right to purchase the Spouse's Fraction pursuant to this Section 8.5 are referred to herein as the "Buyer(s)." The purchase price for the Units or a Spouse's Fraction being purchased pursuant to this Section 8.5 shall be the Fair Market Value of the Spouse's Fraction. Such amount shall be payable in three (3) equal annual installments, the first of such installment being due and payable within thirty (30) days of the determination of the Purchase Price. If an option to purchase is exercised in accordance with the other provisions of this Section 8.5, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth (30th) day after the determination of the Purchase Price, unless the parties to such closing agree upon a

different place or date. At the closing, (a) the Seller shall execute and deliver to the Buyer(s) (i) an assignment of the Spouse's Fraction, in form and substance reasonably acceptable to the Buyer(s), containing a general warranty of title as to such Spouse's Fraction (including that such Unit or Spouse's Fraction is free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Buyer(s) to give effect to the purchase; and (b) the Buyer(s) shall deliver to the Seller (i) the portion of the Purchase Price required to be paid at the Closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Membership Interests of the Members shall be deemed adjusted to reflect the effect of the purchase.

8.6   DISTRIBUTIONS AND APPLICATIONS IN RESPECT TO TRANSFERRED UNITS. If any Unit is Transferred during any Fiscal Year in compliance with the provisions of this Article 8, Profits, Losses, each item thereof, and all other items attributable to the Interest for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Interests during such Fiscal Year in accordance with the CODE, using any conventions permitted by law and selected by the Company. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, however, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer and provided further that if the Company does not receive a notice stating the date such Interest was Transferred and such other information as the Managers may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated and all distributions shall be made to the Person who, according to the books and records of the Company, was the owner of the Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor the Members shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not the Members or the Company has knowledge of any Transfer of ownership of any Interest.

8.7   FAILURE TO COMPLY. Any purported Transfer consummated without first complying with this Article 8 shall be null and void and of no effect whatsoever.

Article 9
WINDING UP AND TERMINATION

9.1   WINDING UP.

(a)   Winding up of the Company is required upon the first of the following to occur:

(i)   The expiration of the Company's period of duration if not perpetual;

(ii)   Upon the affirmative vote of a Majority of the Members to wind up the Company;

(iii)   the consummation of an Fundamental Business Transaction; provided, however, that the consummation of the Fundamental Business Transaction shall not be deemed to be a liquidation, dissolution, or winding up of the Company for purposes of this Section 9.1 if within thirty (30) days after delivery of written notice of such Fundamental Business Transaction by the Company to the holders of voting Units, a Majority of the Members provide written notice to the Company that such Fundamental Business Transaction shall not be deemed a liquidation, dissolution, or winding up of the Company for purposes of this Section 9.1, or

(iv)   The entry of a decree by a court of competent jurisdiction requiring the winding up of the Company.

(b)   If an event described in subparagraph (i) of Section 9.1(a) shall occur and there shall be at least one Member remaining, the Company shall not be wound up, and the business of the Company shall be continued, if a Majority of the Members so agree within ninety (90) days of the occurrence of such event.

(c)   Upon the occurrence of an event requiring the winding up of the Company, the business and affairs of the Company shall cease except to the extent necessary to wind up the Company's business, and the assets of the Company shall be liquidated under this Article 9.

(d)   Winding up of the Company shall be effective as of the day on which the event occurs giving rise to the winding up, but the Company shall not terminate until the winding up process has been completed.

(e)   During the winding up of the Company, the Members may cause any part or all of the assets of the Company to be sold in such manner as the Members shall determine in an effort to obtain the best prices for such assets; provided, however, that the Members may distribute assets of the Company in kind to the Members to the extent practicable.

9.2   WINDING UP AND LIQUIDATION. On the occurrence of an event described in Section 9.1(a), unless an election is made to continue the business of the Company pursuant to Section 9.1(b), the Chief Executive Manager or their designee or representative shall act as liquidator or may appoint one Member as liquidator. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The costs of winding up shall be borne as a Company expense.

9.3   DISTRIBUTION OF ASSETS. In settling accounts during winding up, the assets of the Company shall be paid in the following order:

(a)   First, to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions;

(b)   Second, to fund reserves for liability not then due and owing and for contingent liabilities to the extent they were determined reasonable by the Members, provided that, upon the expiration of such period of time as the Members deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner below;

(c)   Third, any remainder shall be distributed to the Preferred Members of the Company, pro rata, in accordance with their respective Units, until they've recovered their Capital Contribution; and

(d)   Fourth, any remainder shall be distributed the all Members, regardless of class.

9.4   DISTRIBUTIONS IN KIND. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

9.5   TERMINATION. When the winding up process has been completed, a Certificate of Termination shall be executed on behalf of the Company by a Member and shall be filed with the Secretary of State of Florida, and the Members shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the termination of the Company.

Article 10
AMENDMENT

10.1   AMENDMENTS TO THIS AGREEMENT. Except as provided in Section 10.2, no alterations, modifications, amendments or changes herein shall be effective or binding upon the parties hereto unless the same shall have been agreed to by a vote of a Majority of the Members. Any amendments to this Agreement that would have the effect, directly or indirectly, separately or cumulatively, of reducing the benefits to, or increasing the obligations or liabilities of the Members and any amendment to this Article 10 shall require additionally the express written consent of the Company and the affected Member. A Member who fails to respond within fifteen (15) days of a notice of a proposed amendment shall be deemed to have voted in favor of it.

10.2   OTHER AMENDMENTS TO THIS AGREEMENT. In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Members to (i) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to

matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) admit any additional Members or reflect any change in address or Membership Interest of a Member; and (iii) modify the provisions of this Agreement, if in the opinion of counsel to the Company and the Members such modification is necessary to cause the allocations contained therein to have substantial economic effect.

Article 11
GENERAL PROVISIONS

11.1 OFFSET. Whenever the Company is to pay any sum to a Member, any amounts that the Member owes the Company may be deducted from that sum before payment.

11.2 NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, approvals or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, or by delivering that writing to the recipient in person, by courier or by facsimile transmission or by email; and a notice request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members. Whenever any notice is required to be given by law or by this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of that notice.

11.3 ENTIRE AGREEMENT; SUPERSEDURE. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

11.4 EFFECT OF WAIVER OR CONSENT. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute of limitations period has run.

11.5 BINDING EFFECT. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective legal representatives, successors and permitted assigns.

11.6 GOVERNING LAW; SEVERABILITY. This Agreement is governed by and shall be construed in accordance with the law of the State of Florida, excluding any conflict of laws rule or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction. If any provision of this Agreement or the application thereof to any Person

or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Venue for any action arising under or in connection with this agreement shall lie exclusively in Florida.

11.7   FURTHER ASSURANCES. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effect and perform the provisions of this Agreement and those transactions.

11.8   WAIVER OF CERTAIN RIGHTS. Each Member irrevocably waives any right it may have to maintain any action for the winding up and termination of the Company or for partition of the property of the Company.

11.9   NOTICE TO MEMBERS OF PROVISIONS OF THIS AGREEMENT. By executing this Agreement, each Member acknowledges that he has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Units set forth in Article 8. Each Member hereby agrees that this Agreement constitutes adequate notice of all these provisions.

11.10   NUMBERS AND GENDER. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural.

11.11   COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

11.12   CONFIDENTIALITY. Except with the prior written consent of the Company and except as otherwise required by law, each Member shall, and shall cause each of its representatives to (a) hold in strict confidence all confidential, proprietary or other non-public information or trade secrets relating to the Company or its assets or operations (the "Confidential Information"), and (b) not release or disclose in any manner whatsoever to any other person any such Confidential Information; provided that (i) the foregoing provisions shall not apply to any disclosure, to the extent reasonably required, to those of such Member's auditors, attorneys and other representatives who agree to be bound by the provisions of this Section 11.12 (ii) the foregoing provisions shall not apply where such Member or any of its representatives is compelled to disclose such Confidential Information, by judicial or administrative process or, in the reasonable opinion of its counsel, by other requirements of law (provided that prior written notice of such disclosure is given to the Company and any such disclosure is limited to only that portion of the Confidential Information which such person is compelled to disclose), (iii) the term "Confidential Information" shall not include information (A) which is or becomes generally available to the public other than as a result of disclosure of such information by such Member or any of its representatives, (B) becomes available to the recipient of such information on a non-confidential basis from a source which is not, to the recipient's knowledge, bound by a confidentiality or other similar agreement, or by any other legal, contractual or fiduciary

obligation which prohibits disclosure of such information to the other parties hereto, or (C) which can be demonstrated to have been developed independently by the representatives of such recipient which representatives have not had any access to any information which would otherwise be deemed to be "Confidential Information" pursuant to the provisions of this Section 11.12, and (iv) each of the Members acknowledges and agrees that any information the Members may receive from the Company in its reports to Members is confidential, proprietary and non-public in nature.

IN WITNESS WHEREOF, the Members have executed this Agreement to be effective as of the Effective Date, although not necessarily executed on such date.

COMPANY:

KareCall, LLC
a Florida limited liability company



By: _____   Effective Date: November 21, 2017
Jeffrey Chaskin, its Chief Executive Manager (CEO)

INITIAL MEMBERS:



X _____   Effective Date: November 21, 2017
Jeffrey Chaskin, individually

PREFERRED MEMBERS:

All Preferred Members now and hereafter admitted as Preferred Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Company's Chief Executive Manager.



By: _____   Effective Date: November 21, 2017
Jeffrey Chaskin, CEO, as agent

EXHIBIT A

MEMBERS OF KARECALL, LLC

(as of November 21, 2017)

Name and Address	Number and Class of Units	Interest
Jeffrey Chaskin	1,400,000 Common	100%
Total	**1,400,000**	**100%**

CERTIFICATION:

The undersigned Chief Executive Manger (CEO) of KareCall, LLC, a Florida limited liability company (the "Company"), hereby certifies that the above-persons are Members of the Company as the date hereof.



Jeffrey Chaskin, CEO